

May 13, 2011

Mr. Lee Yip Kun Solomon
Chief Executive Officer
Sino Agro Food, Inc.
Room 3711, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe County, Guangzhou City
People's Republic of China 510610

> **Re: Sino Agro Food, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed April 25, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 0-54191**

Dear Mr. Solomon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Certain comments written on your Amendment no. 2 to Form 10 also pertain to the accounting and disclosures in your audited financial statements for the year ended December 31, 2010 filed on Form 10-K. Please make corresponding changes to your annual report as necessary to address material issues.

Amendment No. 2 to Registration Statement on Form 10

General

2.   We note your response to prior comment 4 from the letter dated February 16, 2011. In particular, we note that your response to the comment indicates that the common stock issued to Mr. Solomon was valued at $1,008,124, but your disclosure in the filing on pages 65 and F-60 indicate the company valued the issued shares at $2,477,004. Please revise your filing or clarify the discrepancy.

3.   We note your response to prior comment 6 from the letter dated February 16, 2011 and the addition of a Combined Voting Rights of Principal Shareholders Owning Common Stock and Series A Preferred Stock table. We note further that you calculated the percentage of votes for combined ownership using as the denominator the total number of common shares issued. Please revise the table by calculating the percentage of votes for combined ownership using as the denominator the combined voting rights instead of the total number of common shares issued.

Executive Compensation, page 69

4.   We note that you had oral compensation agreements for a term of three years from January 01, 2008 to December 31, 2010 with your three highest compensated executive officers. With a view toward disclosure, please tell us whether you have entered into new agreements with your executive officers. If so, please file these arrangements and agreements as exhibits. If they are not set forth in any formal document, please file a written description of each arrangement. See Item 601(b)(10)(iii) of Regulation S-K.

Audited Financial Statements for the Year Ended December 31, 2008

Note 2 – Summary of Significant Accounting Policies, page F-98

5.   We have read your response to comment 10 and see that you expanded your disclosures on page 19 and 20 to indicate that you only entered into barter trade transactions in years 2007 and prior. However, we also note your disclosures at page 20 state that you added 2,800 young cows to your stock of herds through unwritten barter trade arrangements in 2010. Please explain this inconsistency in disclosure.

Audited Financial Statements for the Year Ended December 31, 2009

Statements of Income and Comprehensive Income, page F-64

6.   We note your response to prior comment 8 and see that you relabeled the gain on disposal of your 30% interest in TianQuan Science and Technology, Ltd as "net income from discontinued operation – profit from disposal of unconsolidated equity investee" in your

statements of cash flows. However, we note you have not explained how your classification of the gain on sale as discontinued operations in your consolidated statements of income is consistent with FASB ASC paragraph 323-10-35-35 and FASB ASC paragraph 205-20-45-1. We reissue prior comment 8.

Note 8 – Accounts Receivable, page F-82

7.   We note your response to prior comment 14 indicating that the long term receivables relate to license fees granted to two customers in 2008. Your disclosures at pages F-11, F-38 and F-70 state that you recognize revenues on these licenses "on the accrual basis in accordance with the underlying agreements."   Using these two customers as examples, please describe the entry that you record when you first granted the license to these customers and explain how the related revenues are being recognized over the term of the underlying agreements, quantifying the revenues you recorded in your Statements of Income for each period presented.

Note 16 – License Rights, page F-86

8.   We note your response to prior comment 16 indicating the first performance payment to Infinity for the 500 units of APM in the amount of $2,500,000 was paid in 2007. The second payment in the amount of $2,500,000 was accrued on January 7, 2008 and was subsequently paid on September 18, 2009. As previously requested, please tell us how you have recorded the purchase of the APM units in your annual and interim financial statements, quantifying the amounts recorded in each financial statement line item affected.

Unaudited Financial Statements for the Interim Period Ended September 30, 2010

Statements of Income, page F-33

9.   We note your response to prior comment 20 and see that you eliminated the reversal of impairment loss in the amount of $303,791 in your statement of income for the interim period. However, we note that you have not removed this line item in your statements of cash flows. Please revise your statements of cash flows accordingly.

Note 19 – Shareholders' Equity, page F-57

7.   We note your response to prior comment 24 indicating that you adopted FASB ASC Topic 718 and Subtopic 505-50 for share based payments. FASB ASC Topic 505-50 addresses the accounting and reporting requirements for equity-based payments to non-employees while FASB ASC Topic 718 provides guidance on share-based payment transactions with employees. As previously requested, please provide a narrative discussion of your accounting policy related to the share-based payments to employees and include the disclosures required by FASB ASC Section 718-10-50 in a separate

footnote to your financial statements.

Note 26 – Restatement, page F-60

8.   Please provide disclosures related to your restatement to comply with FASB ASC Section 250-10-50.

Audited Financial Statements for the Year Ended December 31, 2010

Statement of Stockholders' Equity, page F-5

9.   We note that you have not labeled the line items presented in your statement of stockholders' equity for the years ended December 31, 2010 and 2009. Please amend your statement of stockholders' equity accordingly.

Compliance with Section 16(A) of the Securities Exchange Act of 1934, page 71

10.   We note your disclosure that to your knowledge, all executive officers, directors and shareholders who have acquired 10% or more of your common stock, have filed the Section 16(a) reports in a timely manner. We note that two of your executive officers and directors have greater than 10% ownership of your common stock but have not filed any Section 16(a) reports. Please revise your filing to address your Section 16(a) compliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joanna Lam at (202) 551- 3576 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Michael Williams
        (813) 832-5284